Mail Stop 4561

June 11, 2008

Michael G. Medzigian
Carey Watermark Investors Incorporated
207 E. Westminster
Suite 200
Lake Forest, IL  60045

> **Re:    Carey Watermark Investors Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed June 6, 2008**
> **File No. 333-149899**

Dear Mr. Medzigian:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 21.  We are currently reviewing these materials and may have future comments.

Compensation, page 13

2. We note your response to comment 8.  If accurate, please disclose that you will reimburse the advisor for the services of its asset management personnel.

2008 Equity Incentive Plan, page 64

3. In future filings requiring Regulation S-K Item 402 disclosure, if you have issued equity

incentive awards to advisor personnel, provide a detailed description of how the advisor incentive fee was considered by the board in determining the amount of such incentive awards. We note that both forms of compensation are intended to incentivize advisor personnel performing services for you pursuant to the advisory contract.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466, or Michael McTiernan at 202-551-3852 with any other questions.

Sincerely,


Michael McTiernan
Special Counsel

cc:     Kathleen L. Werner (via facsimile)